Exhibit 99.1

XELR8 HOLDINGS ACHIEVES 140% REVENUE GROWTH

IN SECOND QUARTER 2007 AND MARKS NEW SALES RECORD

Tele-Conference and WebCast Scheduled for this Afternoon Beginning at 4:15 PM ET

DENVER, Colo. – (PR NEWSWIRE) – July 31, 2007  – XELR8 Holdings, Inc. (AMEX:BZI), a provider of functional foods, beverages and nutritional supplements, today announced its financial results for the three and six months ended June 30, 2007.

Financial and Operational Highlights for Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006:

•                  Revenues climbed 140% to $1.39 million, up from $577,000.

•                  Gross profit margin improved to 73.5% from 71.2%.

•                  Net loss declined to $881,000, or $0.06 loss per basic and diluted share, compared to $1.01 million, or $0.10 loss per basic and diluted share, the decline was caused by decreased loss and increased number of shares outstanding.

•                  During the second quarter period of 2007, 2,079 people enrolled in the XELR8 network, representing a 64% increased over 1,268 that enrolled during the first three months of this year.

Financial and Operational Highlights for Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006:

•                  Revenues were $2.26 million, representing a 102% increase over $1.12 million.

•                  Gross profit margins rose to 70.2%, up from 63.1%.

•                  Net loss dropped 12% to $2.25 million, or $0.18 loss per basic and diluted share, compared to $2.56 million, or $0.27 loss per basic and diluted share; the decline in loss per share was impacted by the decreased loss coupled with an increased number of shares outstanding.

•                  Net cash used in operations declined 76% to $463,000 from $1.9 million.

•                  For the first six months of 2007, there were 3,347 enrollments in XELR8’s national direct selling network, bringing total network participation to more than 6100 at the end of June.

As of June 30, 2007, XELR8 had approximately $3 million in cash and cash equivalents; $2.8 million in working capital; and total shareholders’ equity of $2.9 million.

Commenting on the results, John Pougnet, the Company’s CEO and CFO, stated, “XELR8 enjoyed another outstanding quarter of revenue growth and decreased losses from operation, marked by triple digit percentage top line growth in both the three and six month reporting periods; not to mention a new all-time high record for net sales in a single quarter.  Although the summer months and end of year holidays are historically ‘slow’ or ‘sluggish’ periods of growth for most in the direct selling industry, I’m pleased to share that sales in July appear to be outpacing our internal expectations, helping to fuel optimism that we will remain on track to deliver equally strong results in the second half of the year.”

“To promote ongoing and accelerated growth of our overall national direct selling network, we have implemented several fun and exciting incentive programs featuring trips, cars, cash bonuses, and other prizes, as well as scheduled a series of Company-sponsored rallies around the Country – all leading up to our highly anticipated annual conference to be held in Las Vegas in February 2008.  With attendance at the conference expected to be more than five times greater than any prior year, we have a great deal of work ahead of us to properly prepare for acknowledging and celebrating the hundreds of individuals who are collectively helping XELR8 achieve its ambitious goals and objectives.”

XELR8 will host a teleconference this afternoon beginning at 4:15 PM Eastern Time, and invites all interested parties to join management in a discussion regarding the Company’s financial results, corporate progression and other meaningful developments.  The conference call can be accessed via telephone by dialing toll free 1-800-240-6709, or via the Internet at www.xelr8.com.   For those unable to participate at that time, a replay of the webcast will be available for 90 days on www.xelr8.com.

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2007	December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$2,985,749	$76,147
Accounts receivable, net of allowance for doubtful accounts of $16,335 and $10,706, respectively	7,991	4,785
Inventory, net of allowance for obsolescence of $83,316 and $41,655, respectively	353,069	411,364
Prepaid expenses and other current assets	276,893	259,292
Total current assets	3,623,702	751,588

Intangible assets, net	10,350	11,212
Property and equipment, net	100,937	123,943
Deferred offering and loan costs	—	133,889

Total assets	$3,734,989	$1,020,632

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$866,197	$1,160,916
Short-term note payable	—	250,000

Total Liabilities	866,197	1,410,916

Commitments and Contingencies

SHAREHOLDERS’ EQUITY (DEFICIT) (Note 2):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 15,197,170 and 10,097,170 shares issued and outstanding respectively	15,197	10,097
Additional paid in capital	22,348,766	16,849,900
Accumulated (deficit)	(19,495,171)	(17,250,281)

Total shareholders’ equity (deficit)	2,868,792	(390,284)

Total liabilities and shareholders’ equity	$3,734,989	$1,020,632

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the Three Months Ended June 30, 2007	For the Three Months Ended June 30, 2006	For the Six Months Ended June 30, 2007	For the Six Months Ended June 30, 2006

Net sales	$1,386,395	$577,181	$2,255,470	$1,116,141
Cost of goods sold	366,939	165,949	672,531	411,328
Gross profit	1,019,456	411,232	1,582,939	704,813

Operating expenses:
Selling and marketing expenses	967,853	618,544	1,597,119	1,643,682
General and administrative expenses	937,289	755,237	1,786,810	1,559,050
Research and development expenses	4,517	19,364	5,130	43,933
Depreciation and amortization	22,497	35,125	34,276	42,774
Total operating expenses	1,932,156	1,428,270	3,423,335	3,289,439

Net (loss) from operations	(912,700)	(1,017,038)	(1,840,396)	(2,584,626)
Other income (expense)
Interest income	31,917	9,389	35,043	27,657
Interest (expense)	—	—	(439,537)	—

Total other income (expense)	31,917	9,389	(404,494)	27,657

Net (loss)	$(880,783)	$(1,007,649)	$(2,244,890)	$(2,556,969)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.06)	$(0.10)	$(0.18)	$(0.27)

Weighted average common shares outstanding, basic and diluted	14,603,763	9,663,345	12,699,948	9,642,357

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Six Months Ended June 30, 2007 and 2006

	June 30	June 30
	2007	2006
Cash flows from operating activities:
Net Income (Loss)	$(2,244,890)	$(2,556,969)
Adjustments to reconcile
Depreciation and Amortization	34,276	42,774
Stock and stock options issued for services	1,011,132	387,426
Interest expense and amortization related to bridge loan financing	428,889	—
Change in Allowance for Doubtful accounts	5,629	1,126
Change in Allowance for Inventory Obsolesence	41,661	59,165
Change in Allowance for Product Returns	30,866	15,572
Changes in assets and liabilities:
Accounts receivable	(8,835)	1,746
Inventory	16,634	(409)
Other current assets	(17,601)	78,733
Accounts payable and accrued expenses	239,415	65,280
Net cash (used) by operating	(462,824)	(1,905,556)

Cash flows from investing activities:
Proceeds from maturity of investments	—	60,000
Capital expenditures	(10,408)	(71,846)
Net cash used by investing	(10,408)	(11,846)

Cash flows from financing:
Proceeds from bridge loan financing	250,000	—
Proceeds from notes payable	—	—
Repayments of loan to shareholder	—	—
Repayments of bridge financing	(500,000)	—
Issuance of common stock	3,632,834	—
Net cash provided from financing	3,382,834	—

NET INCREASE (DECREASE) IN CASH	2,909,602	(1,917,402)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	76,147	2,805,021
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$2,985,749	$887,619

SUPPLEMENTAL CASH FLOW
Cash paid for interest	$13,425	$—
Stock issued for satisfaction of accrued compensation expense	$540,000	$—
Deferred offering costs applied against proceeds from offering	$25,000	$—

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance.  XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant (Vitamins A, C & E) nutritional drink packed with eight different superfruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamin and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr.  XELR8 products are only available through independent distributors located throughout the nation.  For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

Company Contacts:	XELR8 Holdings, Inc.	Elite Financial Communications Group, LLC
	John Pougnet, CEO/CFO	Dodi Handy, President and CEO
	(303) 316-8577	(407) 585-1080
	CEO@xelr8.com	bzi@efcg.net